                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

              Information Statement pursuant to Rule 13d-1 and 13d-2



                          (Amendment No.   2     )*
                                         ------

                       The Cheesecake Factory, Inc.
                     ----------------------------------
                              (Name of Issuer)

                               Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                                163072101
                     ----------------------------------
                              (CUSIP Number)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No.                                                 Page  2 of   7 Pages
          163072101
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.                06-1051282
     S.S. or I.R.S. Identification No.
      HL Investment Advisors, Inc.
  -----------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
                 Connecticut
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
Beneficially
Owned as of                  --------------------------------------------------
December 31,                  (6) Shared Voting Power
1996 by Each                             721,200
Reporting                    --------------------------------------------------
Person With                   (7) Sole Dispositive Power

                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                          721,200
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                721,200
     (Not to be construed as an admission of beneficial ownership)
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                           / /
                                                           / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                     6.6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
          IA
-------------------------------------------------------------------------------

CUSIP No.
          163072101                                       Page  3  of  7  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.                 06-1472211
     S.S. or I.R.S. Identification Nos.
      Hartford Investment Financial Services Company

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
                 Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
Beneficially
Owned as of                    ------------------------------------------------
December 31,                  (6) Shared Voting Power
1996 by Each                             155,700
Reporting                      ------------------------------------------------
Person With                   (7) Sole Dispositive Power

                               ------------------------------------------------
                              (8) Shared Dispositive Power
                                           155,700
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                     155,700
     (Not to be construed as an admission of beneficial ownership)
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                           / /
                                                           / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                     1.4%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
          IA
-------------------------------------------------------------------------------

CUSIP No.
          163072101                                       Page  4  of  7  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Person.                                   22-2481744
     S.S. or I.R.S. Identification No.
     Hartford Capital Appreciation Fund, Inc.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
                  Maryland
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
Beneficially
Owned as of                  --------------------------------------------------
December 31,                  (6) Shared Voting Power
1996 by Each                              660,000
Reporting                    --------------------------------------------------
Person With                   (7) Sole Dispositive Power
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                          660,000
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                       660,000
     (Not to be construed as an admission of beneficial ownership)
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                           / /
                                                           / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                    6.0%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
             IV
-------------------------------------------------------------------------------

  CUSIP NO.                                               Page  5  of  7  Pages
163072101                                                      ---    ---


ITEM 1(A).  NAME OF ISSUER:
                  The Cheesecake Factory, Inc.
-------------------------------------------------------------------------------

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               26950 Agoura Road
               Calabasas Hills, CA  91301
-------------------------------------------------------------------------------

ITEM 2(A).  NAME OF PERSON FILING:
               HL Investment Advisors, Inc.
               Hartford Investment Financial Services Company
               Hartford Capital Appreciation Fund, Inc.

-------------------------------------------------------------------------------

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               200 Hopmeadow Street
               Simsbury, CT 06070
-------------------------------------------------------------------------------

ITEM 2(C).  CITIZENSHIP:
          HL Investment Advisors, Inc.-Connecticut
          Hartford Investment Financial Services Company-Delaware
          Hartford Capital Appreciation Fund, Inc.-Maryland
-------------------------------------------------------------------------------

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:
               Common Stock
-------------------------------------------------------------------------------

ITEM 2(E).  CUSIP NUMBER:
               163072101
-------------------------------------------------------------------------------

ITEM 3.   Type of Reporting Person:
          HL Investment Advisors, Inc., as a registered investment advisor Hartford Investment Financial Services Company, as a registered investment adviser
          Hartford Capital Appreciation Fund, Inc., as a registered investment management company.

ITEM 4.  OWNERSHIP as of December 31, 1997::

    (a) Amount Beneficially Owned:

        821,820 shares of common stock beneficially owned including:
                                                       Number of Shares
         HL Investment Advisors, Inc.                        721,200
         Hartford Investment Financial Services Company      155,700
         Hartford Capital Appreciation Fund, Inc.            660,000
         The Hartford Capital Appreciation Fund              145,300
         Hartford Small Company Fund, Inc.                    61,200
         The Hartford Small Company Fund                      10,400
    ---------------------------------------------------------------------------

 CUSIP NO.                                        Page 6 of 7 Pages
    163072101                                         ---  ---

    (b) Percent of Class:      8.0%

    ---------------------------------------------------------------------------

    (c) For information on voting and dispositive power with respect to the above listed shares, see items 5-8 of cover pages.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          N/A
-------------------------------------------------------------------------------

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          N/A
-------------------------------------------------------------------------------

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          N/A
-------------------------------------------------------------------------------

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:
          N/A
-------------------------------------------------------------------------------

ITEM 10. CERTIFICATION:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

 CUSIP NO.                                        Page 7 of 7 Pages
    163072101                                         ---  ---


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 1998     HL Investment Advisors, Inc.
      -----------------

                       BY:  /s/ Joseph H. Gareau
                            ----------------------------------------
                            Joseph H. Gareau
                            President


                            Hartford Investment Financial Services Company


                        BY:  /s/ Joseph H. Gareau
                            ----------------------------------------
                            Joseph H. Gareau
                            Executive Vice President - Investments


                            Hartford Capital Appreciation Fund, Inc.


                       BY:  /s/ Joseph H. Gareau
                            ----------------------------------------
                            Joseph H. Gareau
                            President



*Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, between HL Investment Advisors, Inc., Hartford Investment Financial Services Company and Hartford Capital Appreciation Fund, Inc.,this
Schedule 13G is filed on behalf of each of them.

                                     EXHIBIT I



                                JOINT FILING AGREEMENT


     Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated: February 12, 1998
       -----------------
                         HL Investment Advisors, Inc.


                    BY:  /s/ Joseph H. Gareau
                         ----------------------------------------
                         Joseph H. Gareau
                         President


                         Hartford Investment Financial Services Company


                    BY:  /s/ Joseph H. Gareau
                         ----------------------------------------
                         Joseph H. Gareau
                         Executive Vice President - Investments


                         Hartford Capital Appreciation Fund, Inc.


                    BY:  /s/ Joseph H. Gareau
                         ----------------------------------------
                         Joseph H. Gareau
                         President